SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 1, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 1, 2009, the Company reported that its Board of Directors called an General and Extraordinary Shareholder’s Meeting to be held on October 29, 2009 at 1:00 pm, Buenos Aires time, at its headquarters at Bolivar 108, 1st floor, Autonomous City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.

2. Consideration of the documentation set forth in Section 234, subsection 1, Law 19,550, for the fiscal year ended 06-30-09.

3. Consideration of duties discharged by the Board of Directors.

4. Consideration of duties discharged by the Supervisory Committee.

5. Discussion and allocation of results of the fiscal year ended 06-30-09, which showed profits in the amount of $158,635,000. Consideration of payment of dividends in cash and/or in kind in an amount of up to 20% of the gross income of the item entitled “Office and sundry matters” as defined in Note 4 to the Income Statement by Segment as of 06-30-09 or up to 20% of net profits as of 30.06.09, whichever is higher.

6. Consideration of remuneration payable to Board members for the fiscal year ended 06-30-09 in the amount of $11,945,014- that is, $3,812,601, (Pesos three million eight hundred and twelve thousand six hundred and one) in excess of the maximum amount equivalent to five per cent (5%) of profits which was increased in compliance with Section 261 of Law 19,550 and the Regulations issued by the Argentine Securities Exchange Commission, by virtue of the proposed amount for allocation of dividends. Delegation of powers to the Board of Directors for approval of budget submitted by the Auditing Committee.

7. Consideration of remuneration payable to the members of the Supervisory Committee for the fiscal year ended 06-30-09.

8. Number and election of Regular Directors and Alternate Directors, if any.

9. Appointment of regular and alternate members of the Supervisory Committee.

10. Appointment of Certifying Accountant for the ensuing fiscal year and determination of amount payable as remuneration.

11. Updating of report on Shared Services Agreement. Approval of amendments and delegation of powers.

12. Treatment of amounts paid as income tax on personal assets of the shareholders.

13. Consideration of an increase in the amount of the Global Note Programme in force in an additional amount of up to US$ 200,000,000 (or the equivalent thereof in other currencies) (the “Programme”). Delegation of powers to the Board of Directors and approvals.

14. Consideration of the creation of a global programme for the issue of short term notes (valores representativos de deuda de corto plazo, “VCP”) in the form of simple, non-convertible notes, denominated in pesos, United States dollars or in any other currency, with a common, special or floating security and/or any other security, including third party bonds, subordinated or unsubordinated, for a maximum outstanding amount at any time that may not exceed the equivalent in Pesos to US$ 50,000,000 (or the equivalent thereof in any other currencies) (the “VCP Programme”). Delegation of full powers to the Board of Directors so that, within the maximum amount fixed by the Shareholders’ Meeting, it may determine any other conditions for the Programme, as well as the time for issue and further terms and conditions for each series and tranche of notes to be issued under the Programme. Consideration of the application for registration of the Company in the special registry of VCP’s issuers. Sub-delegation of powers by the Board of Directors of the Company.

15. Consideration of the General Special Spin-off- Merger Balance Sheet of IRSA, General Special Merger Balance Sheet of Patagonian Investment SA, hereinafter “PAISA”; General Special Spin-off – Merger Balance Sheet of Palermo Invest SA, hereinafter, “PISA”; General Special Spin-off-Merger Balance Sheet of Inversora Bolívar SA, hereinafter, “IBOSA”, Special Spin-off Balance Sheet of PISA and Special Spin-off Balance Sheet of IBOSA; all of them as of 06-30-09 and the reports rendered by the supervisory committee and the auditor. Consideration of the preliminary merger and spin-off/merger agreement executed with PAISA, PISA and IBOSA and further documentation. Approvals. Appointment of representative to execute the final agreement.

16. Consideration of payment of bonus to the Company’s management of up to 1% of the working capital, either in cash or in kind. Delegation of powers to the Board of Directors in connection with implementation, percentage allocation, time and terms of payment.

Note: The Company’s record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362 C.A.B.A. and therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate evidencing the book-entry shares account maintained by CVSA and to submit same for purposes of its deposit at Florida 537, 18th Floor, C.A.B.A. (4322-0033) from 10:00 a.m. to 6:00 p.m. not later than October 23, 2009. Depositors shall be provided with the relevant Shareholders’ Meeting admission evidences.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/S/ SAÚL ZANG
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: October 5, 2009.